Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income before income taxes and cumulative effect of a change in accounting principle	$596,688	$433,813	$314,023	$186,222	$134,079
Add:
Interest expense	138,153	124,706	115,100	80,002	87,308
Amortization of debt expense	7,195	7,977	7,392	6,388	5,724
Interest component of rent expense	26,814	24,364	22,342	14,332	11,882
Earnings	768,850	$590,860	$458,857	$286,944	$238,993
Fixed charges:
Interest expense	138,153	124,706	115,100	80,002	87,308
Amortization of debt expense	7,195	7,977	7,392	6,388	5,724
Interest component of rent expense	26,814	24,364	22,342	14,332	11,882
Fixed charges	172,162	$157,047	$144,834	$100,722	$104,914
Ratio of earnings to fixed charges	4.5x	3.8x	3.2x	2.8x	2.3x